Exhibit 99.3

Date: April 27, 2023

X Financial

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

Dear Sir/Madam:

We hereby consent to the use of our name and the summary of our opinion under the headings, “VIE Structure and Risks Relating to Our Corporate Structure”, “Risks Associated with Being Based in or Having the Majority of our Operations in China”, “Item 3. Key Information—3.D. Risk Factors”, “Item 4.B. Business Overview—Regulation” and “Item 4.C—Organizational Structure” included in X Financial’s Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) in the month of April 2023.We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours Sincerely,

/s/ Han Kun Law Offices

Han Kun Law Offices